UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number
001-32951
(Check One)
☐ Form 10-K and Form 10-KSB ☐ Form 11-K
☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR
For Period ended: March 31, 2007
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I.
REGISTRANT INFORMATION
Full name of registrant: Smart Move, Inc.
Former name if applicable:
Address of principal executive office: 5990 Greenwood Plaza Blvd., Suite 390, Greenwood Village, CO 80111
PART II.
RULE 12B-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III.
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Company has been unable to complete its financial statements in sufficient time for the Company’s outside accountants to complete their review of the financial statements for filing by the prescribed due date. Based upon the foregoing, the Company needs additional time to complete its financial statements for the quarter ended March 31, 2007, and to prepare its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007. Consequently, the Company will be unable to file its Form 10-QSB within the prescribed time period.
PART IV.
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.
Edward Johnson, Chief Financial Officer (720) 488-0204
(Name)(Area Code)(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes                    ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Smart Move, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 14, 2007	By:	/s/ Edward Johnson
Edward Johnson, Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).